QUINTIN I. DORSEY

PROFILE

Quintin Dorsey is a literary force whose graphic novels have captivated readers worldwide. With a profound gift for storytelling and a remarkable ability to evoke emotions, Quintin has established himself as one of his generation's most influential independent authors. Quintin has propelled his graphic novel/manga series to unbelievable heights; his works seamlessly blend richly developed characters, intricate plotlines, and thought-provoking themes, leaving an indelible impact on the literary landscape.

Quintin's passion for literature was ignited at an early age. Surrounded by comics, cartoons, and anime, inspired by the power of imagination, he sought solace in the written word. As a child, he devoured comic books developing a deep appreciation for the art of storytelling and an insatiable curiosity about cartoons and anime.

Quintin Dorsey is a scholar from the University of Baltimore; he started writing Knight of Abyss during his undergraduate and graduate studies. A few years after completing college, he linked with various artists to develop his character concepts and develop the first volume of his comic (KOA VOL 1). After quickly amassing a large following of over 50k across social media platforms, he launched 3 Kick-starters from 2021-2023 and generated over 30k. Quintin has successfully released two books, with a third book in production. He also successfully participated in over thirty comic/anime conventions. Quintin is working to secure a tv/film rights deal by the end of 2023.

Aside from working on Knight of Abyss, Quintin has worked in Information Technology for the US Government Accountability Office since June of 2015.